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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/06/10: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2                 Announcement on 2020/06/15: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2020/06/16: Represent subsidiary NexPower Technology Corporation to announce the disposal of plant and its facility equipment under Article 185 of the Company Law

99.4                 Announcement on 2020/06/16: UMC will attend investor conferences on 2020/06/19

99.5                 Announcement on 2020/06/17: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.6                 Announcement on 2020/06/18: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.7                 Announcement on 2020/06/24: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8                 Announcement on 2020/06/29: The Company announced to adjust cash dividend ratio

99.9                 Announcement on 2020/06/29: The Company announced the record date for cash dividend

99.10               Announcement on 2020/06/08: May Revenue

99.11               Announcement on 2020/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2020/06/10

2. Number of shares repurchased this time: 20,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$330,661,079

5. Average repurchase price per share this time: NTD$16.53

6. Cumulative number of own shares held during the repurchase period: 20,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.16%

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2020/06/15

2. Number of shares repurchased this time: 27,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$421,014,009

5. Average repurchase price per share this time: NTD$15.59

6. Cumulative number of own shares held during the repurchase period: 47,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.38%

8. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary NexPower Technology Corporation to announce the disposal of plant and its facility equipment under Article 185 of the Company Law

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Located at No. 2, HouKe South Road, Houli District, Taichung City, and the building of the Houli Section, the 13th Construction, the 14th Construction, the 16th Construction, and the 24th Construction plant and its facility equipment.

2. Date of the occurrence of the event: 2020/06/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: Building area 82,699.38 square meters (equivalent to 25,016.56 ping) and facility equipment.

Unit price: About NT$70,620 per ping.

Total transaction price: NT $1,766,666,168.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): GENERAL INTERFACE SOLUTION LIMITED (Non-related party).

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Anticipated profit from the disposal to be approximately NT$1,081.5 million.

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the sale and purchase agreement.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The manner of deciding on this transaction: Open tender.

The reference basis for the decision on price: Valuation report.

The decision-making department: The board of directors agree to disposal of the plant and its facility equipment.

It shall be implemented after approval of the extraordinary shareholders meeting.

10. Name of the professional appraisal institution and its appraisal amount:

Intergration Appraiser Firm, the estimated amount is NT$1,533,213,878 (including facility equipment).

Sinyi Real Estate Appraisers Joint Firm, the estimated amount is NT$1,595,400,239 (including facility equipment).

11. Name of the appraiser:

Intergration Appraiser Firm, Liao Fenglin Appraiser.

Sinyi Real Estate Appraisers Joint Firm, Wang Shihming Appraiser.

12. Practice certificate number of the appraiser:

Liao Fenglin Appraiser: Practicing License No.: (2007) TP-REA-000122.

Wang Shihming Appraiser: Practicing License No.: (2010) TP-REA-000164.

13. Is the appraisal report price a limited price or specific price?: No

14. Has an appraisal report not yet been obtained?: No

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:

The difference between the price of the valuation and the transaction amount is less than 20%.

The price difference of the two valuation agencies is less than 10%, it is not applicable.

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee:

Broker: CBRE Limited Taiwan Branch.

Broker’s fee: Approximately NT$11.6 million (tax excluded).

21. Concrete purpose or use of the acquisition or disposal:

In order to improve the company’s operations and reduce the fixed costs, it is proposed to dispose of the plant and facility equipment in accordance with Article 185 of the Company Law and the Company’s “Acquisition or Disposal of Assets Procedure” to obtain the funds required for the company future operation.

22. Do the directors have any objection to the present transaction?: No

23. Is it a related party transaction?: No

24. Date of the board of directors’ resolution: 2020/06/16

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: The case was approved by the board of directors and will execute after the approval of the extraordinary shareholders meeting.

Exhibit 99.4

UMC will attend investor conferences on 2020/06/19

1. Date of institutional investor conference: 2020/06/19

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “2020 Virtual Taiwan Corporate Day”, held by UBS Securities.

5. Any other matters that need to be specified: None

Exhibit 99.5

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2020/06/17

2. Name and title of the managerial officer with permission to engage in competitive conduct:

(1) M C Lai, Vice President

(2) G C Hung, Vice President

3. Items of competitive conduct in which the officer is permitted to engage:

(1) M C Lai, Vice President

Chairman, Wavetek Microelectronics Corporation

Director, HeJian Technology (Suzhou) Co., Ltd.

(2) G C Hung, Vice President

Director, Wavetek Microelectronics Corporation

4. Period of permission to engage in the competitive conduct: Same as the period of employment

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China area enterprise, please enter “N/A” below): M C Lai, Vice President

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: Director, HeJian Technology (Suzhou) Co., Ltd.

8. Address of the mainland China area enterprise:

No.333, Xing Hua Street, Suzhou Industrial Park, Suzhou 215025, P. R. China

9. Operations of the mainland China area enterprise: Sales and manufacturing of integrated circuits

10. Impact on the company’s finance and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the investment and the officer’s shareholding ratio: None

12. Any other matters that need to be specified: None

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2020/06/18

2. No. of shares currently repurchased (shares): 11,000,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$168,858,140

5. Current average repurchase price per share (NTD): NTD$15.35

6. Cumulative no. of the company's own shares held during the repurchase period (shares): 58,000,000 shares

7. Cumulative no. of the company’s own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.47%

8. Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2020/06/24

2. No. of shares currently repurchased (shares): 18,000,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$280,078,790

5. Current average repurchase price per share (NTD): NTD$15.56

6. Cumulative no. of the company’s own shares held during the repurchase period (shares): 76,000,000 shares

7. Cumulative no. of the company's own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.62%

8. Any other matters that need to be specified: None

Exhibit 99.8

The Company announced to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders’ meeting: 2020/06/29

2. Type and monetary amount of original dividend distribution:

Cash dividend NT$9,765,154,720, each common share is entitled to receive NTD$0.75

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NT$9,765,154,720, each common share is entitled to receive NTD$0.80395653

4. Reason for the change:

Due to the company repurchased the company’s shares and the Company’s Zero Coupon Convertible Bonds Due 2020 have been converted into shares by certain bondholders, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.9

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2020/06/29

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NT$9,765,154,720, each common share is entitled to receive NT$0.80395653

4. Ex-rights (ex-dividend) trading date: 2020/07/15

5. Last date before book closure: 2020/07/16

6. Book closure starting date: 2020/07/17

7. Book closure ending date: 2020/07/21

8. Ex-rights (ex-dividend) record date: 2020/07/21

9. Any other matters that need to be specified:

Cash dividend for common shares is estimated to be paid on 2020/08/05.

Exhibit 99.10

United Microelectronics Corporation

June 08, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
May	Net sales	14,745,577	12,242,267	2,503,310	20.45%
Year-to-Date	Net sales	72,072,613	56,907,501	15,165,112	26.65%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,992,000	5,946,000	21,075,126

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of May 31, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,838,068
UMC (Note2)	13,901,440	13,794,720	94,838,068

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,857,520	0
Fair Value	0	0	(3,377)	0
Net profit (loss) from Fair Value	0	0	(3,377)	0
Written-off Trading
Contracts	0	0	3,915,208	0
Realized profit (loss)	0	0	(2,836)	0

Exhibit 99.11

United Microelectronics Corporation

For the month of May, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2020	Number of shares as of May 31, 2020	Changes
Vice President Vice President	S S Hong Francia Hsu	1,066,406 960,000	616,406 951,000	(450,000) (9,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2020	Number of shares as of May 31, 2020	Changes
--	--	--	--	--